NEURALSTEM, INC.

June 21, 2017

Irene Paik

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Neuralstem, Inc.
Registration Statement on Form S-3
Filed June 8, 2017
File No. 333-218608

Dear Ms. Paik:

We are submitting this letter in response to your comment letter dated June 20, 2017 regarding the above referenced registration statement of Neuralstem, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Incorporation of Documents by Reference, Page 15

1.	Please incorporate by reference the Current Reports on Form 8-K filed on January 6, February 16, February 22 and March 20, 2017. See Item 12(a)(2) of Form S-3.

Response:	The Company has amended the Registration Statement as requested to comply with your comment. In addition, we have made conforming changes to page 11 of the warrant exercise prospectus.

Assuming there are no further comments from the Commission, the Company hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST, on Friday June 23, 2017 or as soon as practicable thereafter.

We thank you in advance for your time and attention. Should you wish to further discuss this matter, please do not hesitate to contact me at 301.366.4960 or the Company’s counsel, Raul Silvestre of Silvestre Law Group, P.C. at 818.597.7552.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

NEURALSTEM, INC.

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Daly

Richard Daly

Chief Executive Officer